ELDORADO GOLD CORPORATION
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1.
Name and Address of Company
Eldorado Gold Corporation (“Eldorado” or the “Company”)
Suite 1188 – Bentall 5
550 Burrard Street
Vancouver, British Columbia V6C 2B5

Item 2.
Date of Material Change
October 31, 2019

Item 3.
News Release

The news release was disseminated by WEST, and filed on SEDAR, on October 31, 2019.

Item 4.
Summary of Material Change

The Company reported on its financial and operational results for the third quarter of 2019.

Item 5.
Full Description of Material Change

The Company reported on its financial and operational results for the third quarter of 2019.

●
Extension of mine life at Kisladag supported by recent test results: Waste stripping to support a mine life extension at Kisladag is underway. Recent test results confirm recoveries from leaching deeper material over 250 day cycles support an extension of mine life beyond the Company's current three year guidance. Testwork is still ongoing and the Company expects to update long term guidance at Kisladag based on the results of this testwork, which are expected to be available in Q1 2020.

●
Permits for Skouries and Olympias received: Permits allow for, among other things, installation of electrical and mechanical equipment at Skouries and Olympias. Subsequent to the quarter the Company also received approval for the Skouries building permit, which will allow the Company to begin installation of the Skouries mill building, and consent from the Central Archaeological Council to relocate an ancient mining furnace from the Skouries open pit area, subject to Ministerial approval.

●
Successful ramp up at Lamaque: Lamaque achieved commercial production in April 2019 and has had two successful operating quarters. In September 2019, the Company announced that it is undertaking a Preliminary Economic Assessment (“PEA”) to increase average annual production from approximately 130,000 ounces of gold to approximately 170,000 ounces of gold.

●
Increased Q3 gold production and reiterating 2019 annual guidance: Gold production for the quarter totalled 101,596 ounces with 276,376 ounces produced year-to-date. Quarterly production included 32,037 ounces from Lamaque in its second quarter of commercial operations and was partially offset by a decrease in production at Olympias as a result of reduced tonnage fed to the processing plant.

●
Steady EBITDA: Higher sales volumes in the quarter resulted in earnings before interest, taxes and depreciation and amortization ("EBITDA") of $73.2 million. Adjusted EBITDA of $75.9 million excludes the impact of non-cash share-based compensation expense.

●
Liquidity strengthened: The Company finished the quarter with approximately $322 million of liquidity including $134.9 million in cash, cash equivalents and term deposits and approximately $187 million available under its $250 million revolving credit facility, with $63 million of capacity on the revolving credit facility allocated to secure certain reclamation obligations in connection with its operations.

●
Positive net earnings per share: Net earnings to shareholders in the quarter totalled $4.2 million, or $0.03 per share. Adjusted net earnings were $7.5 million, or $0.05 per share, after adjusting for non-cash deferred tax expense relating to foreign currency exchange rate fluctuations.

Consolidated Financial and Operational Highlights
	3 months ended September 30,		9 months ended September 30,
	2019	2018	2019	2018
Revenue (1)	$172.3	$81.1	$426.0	$366.1
Gold revenue (1)	$150.2	$76.0	$355.6	$312.8
Gold produced (oz) (2)	101,596	84,783	276,376	273,261
Gold sold (oz) (1)	99,241	64,589	256,000	245,400
Average realized gold price ($/oz sold) (5)	$1,513	$1,177	$1,389	$1,274
Cash operating costs ($/oz sold) (3,5)	560	754	602	625
Total cash costs ($/oz sold) (3,5)	603	762	641	647
All-in sustaining costs ($/oz sold) (3,5)	1,031	1,112	998	944
Net earnings (loss) for the period (4)	4.2	(128.0)	(10.6)	(143.7)
Net earnings (loss) per share – basic ($/share) (4)	0.03	(0.81)	(0.07)	(0.91)
Adjusted net earnings (loss) (4,5)	7.5	(21.9)	(14.7)	(9.5)
Adjusted net earnings (loss) per share ($/share) (4,5)	0.05	(0.14)	(0.09)	(0.06)
Cash flow from operating activities before changes in working capital (5,6)	62.9	(1.7)	108.6	60.4
Cash, cash equivalents and term deposits	$134.9	$385.0	$134.9	$385.0

(1)
Excludes sales of inventory mined at Lamaque and Olympias (Q1 2018) during the pre-commercial production period.
(2)
Includes pre-commercial production at Lamaque and Olympias (Q1 2018).
(3)
By-product revenues are off-set against cash operating costs.
(4)
Attributable to shareholders of the Company.
(5)
These measures are non-IFRS measures. See the September 30, 2019 MD&A for explanations and discussion of these non-IFRS measures.
(6)
2018 amounts have been adjusted to reflect reclassifications in cash flow from operating activities in the current periods.

Gold sales of 99,241 ounces increased from 64,589 ounces in the third quarter of 2018 primarily due to the sale of 31,122 ounces from Lamaque in its second quarter of commercial operations.
Total revenues increased to $172.3 million from $81.1 million in the third quarter of 2018 as a result of higher sales volumes and a higher average realized gold price of $1,513 per ounce in the third quarter of 2019 compared to $1,177 per ounce in the third quarter of 2018.

Cash operating costs per ounce sold decreased to $560 from $754 in the third quarter of 2018, primarily due to the ramp-up of mining, crushing and placement of ore on the Kisladag heap leach pad beginning in April 2019, and the partial allocation of processing costs to gold inventory in the heap leach pad. This was partially offset by higher cash operating costs per ounce sold at Olympias as a result of lower production levels and at Efemcukuru as a result of increased transportation costs.

Net earnings attributable to shareholders of $4.2 million ($0.03 per share) improved from a net loss attributable to shareholders in the third quarter of 2018 of $128.0 million ($0.81 loss per share). The improvement was primarily a result of higher sales volumes in the third quarter and an impairment charge in the third quarter of 2018 of $117.6 million ($94.1 million net of deferred income tax recovery) relating to the Kisladag heap leach pad.

Higher sales volumes in the quarter resulted in EBITDA of $73.2 million. Adjusted EBITDA of $75.9 million excludes the impact of share based payments.

Adjusted net earnings were $7.5 million ($0.05 per share) in the quarter, compared to adjusted net loss of $21.9 million ($0.14 loss per share) in the third quarter of 2018. Adjusted net earnings in the third quarter of 2019 removes, among other things, $3.4 million of deferred tax expense relating to foreign currency exchange rate fluctuations. Adjusted net loss in the third quarter of 2018 primarily removes the $117.6 million impairment charge ($94.1 million net of deferred income tax recovery) relating to the Kisladag heap leach operations.

Gold Operations
	3 months ended September 30,		9 months ended September 30,
	2019	2018	2019	2018
Total
Ounces produced (1)	101,596	84,783	276,376	273,261
Ounces sold (2)	99,241	64,589	256,000	245,400
Cash operating costs ($/oz sold) (4)	$560	$754	$602	$625
All-in sustaining costs ($/oz sold) (4)	$1,031	$1,112	$998	$944
Sustaining capex (4)	$30.0	$12.1	$56.3	$37.2
Kisladag
Ounces produced (3)	35,885	34,070	89,204	143,814
Ounces sold	35,881	34,069	89,208	143,539
Cash operating costs ($/oz sold) (4)	$399	$890	$442	$685
All-in sustaining costs ($/oz sold) (4)	$566	$1,010	$580	$821
Sustaining capex (4)	$3.9	$3.3	$8.0	$13.6
Lamaque
Ounces produced (1)	32,037	13,430	84,855	19,304
Ounces sold (2)	31,122	n/a	55,452	n/a
Cash operating costs ($/oz sold) (4)	$480	n/a	$496	n/a
All-in sustaining costs ($/oz sold) (4)	$1,089	n/a	$968	n/a
Sustaining capex (4)	$15.9	n/a	$21.2	n/a
Efemcukuru
Ounces produced	25,733	24,493	77,524	71,494
Ounces sold	25,583	23,104	80,222	73,957
Cash operating costs ($/oz sold) (4)	$591	$456	$596	$503
All-in sustaining costs ($/oz sold) (4)	$900	$766	$859	$769
Sustaining capex (4)	$5.2	$5.7	$14.2	$15.3
Olympias
Ounces produced	7,941	12,790	24,793	38,649
Ounces sold	6,655	7,416	31,118	27,904
Cash operating costs ($/ounce)	$1,678	$1,058	$1,268	$643
All in sustaining costs ($/ounce)	$2,598	$1,688	$1,776	$1,107
Sustaining capex	$4.9	$3.1	$12.9	$8.3

(1)
Includes pre-commercial production at Lamaque and at Olympias (Q1 2018).
(2)
Excludes sales of inventory produced at Lamaque and Olympias (Q1 2018) during the pre-commercial production period. In the nine months ended September 30, 2019, 27,627 ounces were sold from inventory produced during the pre-commercial production period.
(3)
Kisladag resumed mining, crushing and placing ore on the heap leach pad on April 1, 2019. This activity had been suspended since April 2018.
(4)
These measures are non-IFRS measures. See the September 30, 2019 MD&A for explanations and discussion of these non-IFRS measures.

Gold production of 101,596 ounces increased from 84,783 ounces in the third quarter of 2018 primarily due to 32,037 ounces produced at Lamaque in its second quarter of commercial operations. This was partially offset by a decrease in production at Olympias as a result of reduced tonnage fed to the processing plant.

Non-IFRS Measures
Certain non-IFRS measures are included in this material change report, including average realized gold price per ounce sold, cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, adjusted net earnings/(loss), adjusted net earnings/(loss) per share, working capital, cash flow from operations before changes in non-cash working capital, earnings before interest, taxes and depreciation and amortization ("EBITDA") and adjusted earnings before interest, taxes and depreciation and amortization ("Adjusted EBITDA") and sustaining capital. Please see the September 30, 2019 MD&A for explanations and discussion of these non-IFRS measures. The Company believes that these measures, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this material change report are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this report include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, cost guidance and recoveries of gold, favourable economics for our heap leaching plan and the ability to extend mine life at our projects, including at Kisladag through further metallurgical tests on deeper material, completion and results of waste stripping at Kisladag, improved production at Olympias, completion and results of construction and the PEA at Lamaque, completion of construction at Skouries, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, expected metallurgical recoveries, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules and results of litigation and arbitration proceedings.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this report.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of the common shares of the Company; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this report, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Except as otherwise noted, scientific and technical information contained in this material change report was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" under NI 43-101.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – in thousands of U.S. dollars)

As at	Note	September 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents		$129,978	$286,312
Term deposits		4,889	6,646
Restricted cash		20	296
Marketable securities		3,357	2,572
Accounts receivable and other	4	77,616	80,987
Inventories	5	151,459	137,885
Assets held for sale	14	12,591	—
		379,910	514,698
Restricted cash		3,234	13,449
Other assets		15,418	10,592
Defined benefit pension plan		9,467	9,120
Property, plant and equipment		3,997,067	3,988,476
Goodwill		92,591	92,591
		$4,497,687	$4,628,926
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$121,284	$137,900
Current portion of lease liabilities		8,420	2,978
Current portion of debt	6	33,333	—
Current portion of asset retirement obligations		824	824
Liabilities associated with assets held for sale	14	4,207	—
		168,068	141,702
Debt	6	449,755	595,977
Lease liabilities		18,529	6,538
Defined benefit pension plan		14,884	14,375
Asset retirement obligations		88,568	93,319
Deferred income tax liabilities		419,205	429,929
		1,159,009	1,281,840
Equity
Share capital		3,008,172	3,007,924
Treasury stock		(8,737)	(10,104)
Contributed surplus		2,625,457	2,620,799
Accumulated other comprehensive loss		(24,296)	(24,494)
Deficit		(2,321,034)	(2,310,453)
Total equity attributable to shareholders of the Company		3,279,562	3,283,672
Attributable to non-controlling interests		59,116	63,414
		3,338,678	3,347,086
		$4,497,687	$4,628,926

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2019 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2019	2018	2019	2018
Revenue
Metal sales	7	$172,256	$81,070	$425,958	$366,146

Cost of sales
Production costs		84,813	56,066	237,630	209,145
Depreciation and amortization		40,017	20,257	101,147	83,927
		124,830	76,323	338,777	293,072

Earnings from mine operations		47,426	4,747	87,181	73,074

Exploration and evaluation expense		2,774	8,014	10,668	26,668
Mine standby costs		2,529	4,460	13,972	11,470
General and administrative expense		7,431	10,896	22,687	33,127
Defined benefit pension plan expense		458	201	1,567	2,331
Share based payments	10	2,727	1,580	8,127	5,742
Impairment (reversal of impairment)	14,15	—	117,570	(11,690)	117,570
(Write-up) write-down of assets		(414)	536	13	1,386
Foreign exchange loss (gain)		643	(3,034)	878	374
Earnings (loss) from operations		31,278	(135,476)	40,959	(125,594)

Other income	8(a)	871	6,284	11,159	13,878
Finance costs	8(b)	(13,170)	(839)	(37,287)	(8,113)
Earnings (loss) from operations before income tax		18,979	(130,031)	14,831	(119,829)

Income tax expense		15,888	661	29,930	29,324
Net earnings (loss) for the period		$3,091	$(130,692)	$(15,099)	$(149,153)

Attributable to:
Shareholders of the Company		4,233	(128,045)	(10,581)	(143,718)
Non-controlling interests		(1,142)	(2,647)	(4,518)	(5,435)
Net earnings (loss) for the period		$3,091	$(130,692)	$(15,099)	$(149,153)

Weighted average number of shares outstanding (thousands)
Basic		158,462	158,294	158,409	158,434
Diluted		161,735	158,294	158,409	158,434

Net earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share		$0.03	$(0.81)	$(0.07)	$(0.91)
Diluted earnings (loss) per share		$0.03	$(0.81)	$(0.07)	$(0.91)

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2019 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2019	2018	2019	2018

Net earnings (loss) for the period		$3,091	$(130,692)	$(15,099)	$(149,153)
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities, net of tax		(378)	(875)	785	(2,034)
Actuarial (loss) gain on defined benefit pension plan,net of tax		(178)	(200)	(587)	450
Total other comprehensive income (loss) for the period		(556)	(1,075)	198	(1,584)
Total comprehensive income (loss) for the period		$2,535	$(131,767)	$(14,901)	$(150,737)

Attributable to:
Shareholders of the Company		3,677	(129,120)	(10,383)	(145,302)
Non-controlling interests		(1,142)	(2,647)	(4,518)	(5,435)
		$2,535	$(131,767)	$(14,901)	$(150,737)

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2019 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2019	2018	2019	2018
Cash flows generated from (used in):
Operating activities
Net earnings (loss) for the period		$3,091	$(130,692)	$(15,099)	$(149,153)
Items not affecting cash:
Depreciation and amortization		41,759	19,828	102,889	83,498
Finance costs	8(b)	13,170	839	37,287	8,113
Unrealized foreign exchange (gain) loss		(555)	(144)	(906)	274
Income from royalty sale	8(a)	—	—	(8,075)	—
Income tax expense		15,888	661	29,930	29,324
Impairment (reversal) of impairment	14,15	—	117,570	(11,690)	117,570
(Write-up) write-down of assets		(414)	536	13	1,386
Gain on derivatives and other investments	8(a)	—	(2,326)	—	(4,520)
Share based payments	10	2,727	1,580	8,127	5,742
Defined benefit pension plan expense		458	201	1,567	2,331
		76,124	8,053	144,043	94,565
Property reclamation payments		(759)	(801)	(2,555)	(3,200)
Severance and pension payments		(332)	(49)	(1,681)	(2,299)
Income taxes paid		(8,593)	(8,860)	(12,603)	(24,461)
Interest paid		(3,505)	—	(18,641)	(4,203)
Changes in non-cash working capital	11	(11,728)	15,638	(6,961)	2,200
Net cash generated from operating activities		51,207	13,981	101,602	62,602

Investing activities
Purchase of property, plant and equipment		(34,760)	(56,203)	(148,700)	(160,491)
Capitalized interest paid		—	—	(3,848)	(14,172)
Proceeds from the sale of property, plant and equipment		108	68	3,880	7,880
Proceeds on pre-commercial production sales, net		—	(3,894)	12,159	1,308
Value added taxes related to mineral property expenditures, net		104	1,858	(7,615)	6,660
(Investment in) redemption of term deposits		(114)	(5)	1,757	(1,123)
Decrease (increase) in restricted cash	6(b)	297	(30)	10,491	(898)
Net cash used in investing activities		(34,365)	(58,206)	(131,876)	(160,836)

Financing activities
Issuance of common shares for cash		161	—	179	—
Contributions from non-controlling interests		220	—	220	—
Proceeds from borrowings		—	—	494,000	—
Repayment of borrowings	6(c)	—	—	(600,000)	—
Loan financing costs		(428)	—	(15,423)	—
Principal elements of lease payments		(2,387)	(601)	(4,773)	(815)
Purchase of treasury stock		—	—	—	(2,108)
Net cash used in financing activities		(2,434)	(601)	(125,797)	(2,923)

Net increase (decrease) in cash and cash equivalents		14,408	(44,826)	(156,071)	(101,157)
Cash and cash equivalents - beginning of period		115,833	423,170	286,312	479,501
		130,241	378,344	130,241	378,344
Cash in disposal group held for sale	14	(263)	—	(263)	—
Cash and cash equivalents - end of period		$129,978	$378,344	$129,978	$378,344

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2019 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and nine months ended September 30, 2019 and 2018
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2019	2018	2019	2018
Share capital
Balance beginning of period		$3,007,944	$3,007,924	$3,007,924	$3,007,924
Shares issued upon exercise of share options, for cash		161	—	179	—
Transfer of contributed surplus on exercise of options		67	—	69	—
Balance end of period		$3,008,172	$3,007,924	$3,008,172	$3,007,924

Treasury stock
Balance beginning of period		$(8,813)	$(10,104)	$(10,104)	$(11,056)
Purchase of treasury stock		—	—	—	(2,108)
Shares redeemed upon exercise of restricted share units		76	—	1,367	3,060
Balance end of period		$(8,737)	$(10,104)	$(8,737)	$(10,104)

Contributed surplus
Balance beginning of period		$2,623,523	$2,617,108	$2,620,799	$2,616,593
Share based payments		2,077	1,861	6,094	5,436
Shares redeemed upon exercise of restricted share units		(76)	—	(1,367)	(3,060)
Transfer to share capital on exercise of options		(67)	—	(69)	—
Balance end of period		$2,625,457	$2,618,969	$2,625,457	$2,618,969

Accumulated other comprehensive loss
Balance beginning of period		$(23,740)	$(21,859)	$(24,494)	$(21,350)
Other comprehensive (loss) income for the period		(556)	(1,075)	198	(1,584)
Balance end of period		$(24,296)	$(22,934)	$(24,296)	$(22,934)

Deficit
Balance beginning of period		$(2,325,267)	$(1,964,242)	$(2,310,453)	$(1,948,569)
Net earnings (loss) attributable to shareholders of the Company		4,233	(128,045)	(10,581)	(143,718)
Balance end of period		$(2,321,034)	$(2,092,287)	$(2,321,034)	$(2,092,287)
Total equity attributable to shareholders of the Company		$3,279,562	$3,501,568	$3,279,562	$3,501,568

Non-controlling interests
Balance beginning of period		$60,257	$78,153	$63,414	$79,940
Net loss attributable to non-controlling interests		(1,142)	(2,647)	(4,518)	(5,435)
Contributions from non-controlling interests		1	220	220	1,221
Balance end of period		$59,116	$75,726	$59,116	$75,726
Total equity		$3,338,678	$3,577,294	$3,338,678	$3,577,294

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2019 for notes to the accounts.

Item 6.
Reliance on 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.
Omitted Information
Not applicable.

Item 8.
Executive Officer
Name of Executive Officer:      Timothy Garvin
                                                     Executive Vice President and General Counsel
Telephone number:                   (604) 601 6692

Item 9.
Date of Report
October 31, 2019